UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 July 2009

Commission File No. 0-17630
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Trading Statement

N  E  W  S    R  E  L  E  A  S  E

 7 July 2009

INTERIM TRADING STATEMENT & DEVELOPMENT UPDATE

CRH plc, the international building materials group, today issues this statement for the six months ended 30 June 2009. The Interim Results for 2009 are due to be announced on 25 August 2009.

Key Points

  While the rate of profit decline in the second quarter eased substantially compared with the first three months, the global recessionary environment led to weaker than anticipated trading in May and June. Against this backdrop CRH expects that EBITDA* for the seasonally less profitable first half of the year will show a decline of approximately 40% (H1 2008: €1.1 billion).

  Operating profit for the six months to June is expected to be approximately a third of last year's outcome (H1 2008: €0.7 billion), reflecting a higher decline than at EBITDA level due to the fact that depreciation and amortisation charges are more equally balanced than EBITDA between the first and second halves.

  Profit before tax is expected to be of the order of €0.1 billion after restructuring costs of approximately €75 million and an adverse translation impact at profit before tax level of approximately €20 million. This compares with a first-half 2008 profit before tax outturn of €0.6 billion.

  With the very difficult trading environment across many of our major markets, the Group's focus on continuous and sustainable cost savings has intensified and new measures are being implemented which will deliver cumulative further annualised gross savings of €555 million in 2009 and 2010. These savings are in addition to the €895 million announced in January 2009 and will bring the total annualised savings over the period 2007-2010 to €1.45 billion.

  Operating cash outflow for the half year is expected to be in line with 2008, with tight control of capital expenditure and delivery of a lower seasonal working capital outflow broadly compensating for lower profitability.

  While overall trading conditions are expected to remain extremely challenging there are a number of positives which should impact to a greater extent in the seasonally more profitable second half. These include further benefits from the aggressive cost reduction measures undertaken in 2008 and first half 2009,  more moderate second-half energy related input costs than in 2008 and improving infrastructure spend in the United States and some European markets.

  Although second-half profitability will be lower than in 2008, the rate of decline is expected to improve compared with the first half of 2009.  Meanwhile the Group continues to focus resolutely on commercial delivery and on the implementation of further cost reduction and cash generating measures.

  The Group has significant financing capacity, bolstered by the March 2009 Rights Issue, with the result that CRH is well positioned to take advantage of appropriate development prospects in our traditional rigorous and disciplined fashion. While we are beginning to see an increased flow of potential opportunities, in the current economic climate our development efforts remain focussed on transactions that offer compelling value and exceptional strategic fit.

*    EBITDA: earnings before interest, tax, depreciation and amortisation

This Trading Statement contains certain forward-looking statements as defined under  US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. BST on 7 July 2009 to discuss this statement. The dial-in-number is  +  44 20 7162 0125.  A recording of the conference call will be available from 10.00 a.m. BST on 7 July 2009 by dialing +44  20 7031 4064. The security code for the replay will be  838700. A presentation to accompany this call is available on CRH's website at  www.crh.com

   Contact CRH at Dublin 404 1000 (+353 1 404 1000)
   Myles Lee                 Chief Executive                               Glenn Culpepper        Finance Director
   Éimear O’Flynn         Head of Investor Relations             Maeve Carton             Head of Group Finance

  CRH plc,  Belgard  Castle, Clondalkin,  Dublin 22,  Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
   E-MAIL  mail@crh.com  WEBSITE www.crh.com Registered Office,  42 Fitzwilliam Square,  Dublin 2,  Ireland

INTERIM TRADING STATEMENT & DEVELOPMENT UPDATE

Profit

While the rate of profit decline in the second quarter eased substantially compared with the first three months, the global recessionary environment led to weaker than anticipated trading in May and June. Against this backdrop CRH expects that EBITDA* for the seasonally less profitable first half of the year will show a decline of approximately 40% (H1 2008: €1.1 billion). Operating profit for the six months to June is expected to be approximately a third of last year's outcome (H1 2008: €0.7 billion), reflecting a higher decline than at EBITDA level due to the fact that depreciation and amortisation charges are more equally balanced than EBITDA between the first and second halves.

Profit before tax is expected to be of the order of €0.1 billion compared with a first-half 2008 outturn of €0.6 billion. This anticipated outturn is after restructuring costs of €75 million and an adverse currency translation impact on profit before tax of approximately €20 million principally attributable to the weaker Polish Zloty (H1 2009: 4.48 vs. H1 2008: 3.49).

In Europe, the trading environment to date has proved much more challenging than the first half of 2008 which benefited from good demand and a mild winter. While the second quarter saw a seasonal pick-up in activity levels and an improvement in the rate of year-on-year profit decline, this was not as positive as previously anticipated due to ongoing weakening in economic conditions across the region.

In the Americas, financing constraints have led to delays and cancellations in commercial construction projects resulting in a sharper than expected slowing in the pace of US private non-residential construction. In addition, the eastern United States experienced higher than average rainfall in June which hampered the start-up of the highway construction season in this region.

Europe

After a very weak first four months, during which trading was adversely affected by the harsh winter, our May/June cement volumes in Poland were broadly in line with 2008 levels to leave overall first-half cement volumes approximately 25% lower. In Finland and Ukraine year-to-date cement volumes are down by approximately 45%, while in Ireland demand continues to run at close to half last year's levels. In Portugal, domestic cement volumes fell by approximately 20% compared with last year. In Switzerland, cement volumes are ahead of 2008 reflecting strong supply to major tunnel projects. Our 50%-owned Indian cement joint venture has performed strongly in the first half. Overall, we anticipate first-half operating profit for Europe Materials to be approximately 70% lower than the 2008 outturn of €267 million. This reduction includes restructuring costs of approximately €25 million and an adverse translation impact of approximately €30 million (primarily due to the weaker Polish Zloty and Ukrainian Hryvnia).

Europe Products has been impacted by the very difficult trading conditions with underlying sales for the period approximately 20% behind the relatively strong levels reported for the corresponding period in 2008. Our Concrete and Clay operations which have a significant exposure to new building, especially housing, both suffered as a result of weak demand and production shutdowns. The Building Products businesses were more resilient helped by ongoing activity in non-residential segments. Against this backdrop, first-half operating profit is expected to be approximately 50% behind the outcome for the first six months of 2008 (€158 million), after restructuring costs of approximately €15 million.

Europe Distribution operations proved more robust than the Products businesses due to higher repair, maintenance and improvement (RMI) exposure. Builders Merchants operations were impacted by weaker economic and construction activity, however good second-quarter trading in the Benelux resulted in only a modest decline in DIY profitability. Cumulative like-for-like Distribution sales are approximately 10% behind 2008, while operating profit for the half year is expected to be approximately 30% behind last year (H1 2008: €90 million).

Overall for our European divisions, we expect first half sales to show a high-teen percentage decline (H1 2008: €5.5 billion). EBITDA is expected to be approximately 40% lower (H1 2008: €707 million), with operating profit circa 60% behind last year (H1 2008: €515 million) after total restructuring costs of approximately €40 million and total adverse translation effects of approximately €35 million.

* EBITDA:  earnings before interest, tax, depreciation and amortisation

Americas

Americas Materials was impacted by poor weather and lower private sector demand which resulted in like-for-like volume reductions in aggregates of roughly 30% and in asphalt of 25%. Pricing has continued to be strong, with a high-single-digit percentage price increase in aggregates. The Division is expected to break even at operating profit level in its less significant first half which typically contributes only modestly to the full year profit outturn (H1 2008: US$47 million).

Americas Products recorded a fall of over 20% in like-for-like US$ sales due to further declines in US residential construction, combined with a rapid slowdown in non-residential markets. The Architectural Products and Glass businesses have been affected by weak demand and increased price competition; however, our Precast operations have proved more resilient and maintained margins through commercial discipline and effective cost management. MMI, in common with many operators in its sector, has been severely impacted by very weak end-user demand, intense competition and plummeting steel prices. Against this background, and with restructuring costs of US$30 million, first-half operating profit for Americas Products is expected to be approximately 85% lower than the US$210 million reported in the equivalent period in 2008.

Americas Distribution's Exterior Products operations, which were adversely affected by poor weather conditions and weaker consumer confidence in the earlier part of the year, have stabilised in recent months. However, Interior Products operations have continued to be impacted by declines in both the residential and non-residential sectors. As a result, like-for-like Distribution sales are down by approximately 20% in US$ terms, and we expect this segment to be roughly breakeven at operating profit level for the first half compared with a profit of US$44 million in 2008.

Overall for the Americas, first-half US$ sales are expected to show a decline of over 20% (2008: US$6.4 billion). EBITDA is expected to be approximately 50% lower (2008: US$608 million), with first half operating profit of approximately US$30 million (2008: US$301 million) after total restructuring costs of approximately US$45 million. At the average first half 2009 US$/€ exchange rate of 1.33 (2008: 1.53) operating profit would amount to approximately €20 million (2008: €197 million).

Cost Reduction Programme

In response to weakening markets during 2007 and 2008 CRH implemented a range of initiatives which will generate cumulative annualised gross cost savings of €895 million over the three years to end 2009. With the very difficult trading environment across many of our major markets, the Group's focus on continuous and sustainable cost savings has intensified and new measures are being implemented which are projected to deliver further annualised gross savings of €555 million in 2009 and 2010 and which will bring the total annualised savings over the period 2007-2010 to €1.45 billion. The cost of implementing the additional savings is estimated at approximately €165 million, the bulk of which will be incurred in 2009.

Financial

Despite the very difficult economic and market conditions, the Group's focus on cash generation has delivered strongly in the period, resulting in an operating cash outflow (before acquisitions, disposals, share issues/purchases and translation) for the six months to 30 June 2009 in line with last year (2008 outflow € 0.6 billion). This has been achieved through tight control of capital expenditure and delivery of a lower seasonal working capital outflow which together have broadly compensated for lower profitability. With a continuing intense focus on cash generation we look to a traditional strong operating cash inflow in the second half of 2009.

First half net finance costs are expected to be higher than last year (2008: €161 million) mainly as a result of non-cash adjustments required under International Financial Reporting Standards. Rolling 12 month EBITDA/net interest cover is expected to remain comfortable at 6 times.

Development

Acquisitions and investments totalled approximately €0.3 billion in the first half of 2009. This included the previously announced purchase of a 26% stake in Yatai Cement, the leading cement manufacturer in north-eastern China, plus a further six transactions totalling €26 million across our Materials and Distribution segments.

Europe Materials strengthened its presence in the Lisbon region with the acquisition, through our 49% joint venture Secil, of a limestone quarry, Quimipedra Quarry Portugal. Europe Distribution extended into the Belgian builders merchants market with the acquisition of Creyns N.V., a leading player located in the north-east of the country. Americas Distribution added a further location to its network with the acquisition of Warburton Acoustical Products, an acoustical ceiling tile, grid and accessories distributor in Utah. Americas Materials completed three bolt-on acquisitions, one in each of the Southwest, Northeast and Mid-Atlantic businesses consisting of two single asphalt plant operators, Interstate 93 and Appalachian Paving Products, and a larger aggregates, asphalt and landfill business, Holland Corporation. These bolt-on acquisitions have been integrated into our existing Materials operations in the United States.

The Group has significant financing capacity, bolstered by the March 2009 Rights Issue, with the result that CRH is well positioned to take advantage of appropriate development prospects in our traditional rigorous and disciplined fashion. While we are beginning to see an increased flow of potential opportunities, in the current economic climate our development efforts remain focussed on transactions that offer compelling value and exceptional strategic fit.

Outlook

Last year, after a strong start, our European operations witnessed declining economic activity from about mid-year. Against this backdrop, our operations in Europe have continued to experience very difficult trading conditions in the first half of 2009. For the second half, in Eastern Europe we expect performance to be somewhat more robust, although still lagging 2008. We anticipate little or no pick-up in second-half demand in Ireland and Finland, while construction activity in the core Eurozone countries is likely to remain weak. Despite these continuing tough markets, we expect that, with significant benefits from ongoing restructuring, the rate of profit decline experienced in the first half will moderate through the second half, with less demanding prior year comparatives.

In the Americas, profit performance is biased towards the second half of the year due to marked seasonality in our infrastructure-oriented US Materials business. For the second half we expect that the challenging trading conditions in residential and non-residential markets will continue to weigh on our Products and Distribution operations although to a much lesser extent than in the first half as restructuring savings impact. Infrastructure activity is gaining momentum as state authorities release projects financed by the American Recovery and Reinvestment Act (economic stimulus bill) and projects supported by state funds, some of which were delayed while stimulus monies were being allocated. With healthy infrastructure backlogs in many of our operations and further projects scheduled for release in the coming weeks, we look to an active programme of highway works through to the close of the season.

While overall trading conditions are expected to remain extremely challenging, there are a number of positives which should impact to a greater extent in the seasonally more profitable second half. These include further benefits from the aggressive cost reduction measures undertaken in 2008 and first-half 2009, more moderate second-half energy related input costs than in 2008 and improving infrastructure spend in the United States and some European markets. Accordingly, although second-half profitability will be lower than in 2008, the rate of decline is expected to improve compared with the first half. Meanwhile the Group continues to focus resolutely on commercial delivery and on the implementation of further cost reduction and cash generating measures.

* * * * * * *

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 07 July 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director